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                   Companhia Brasileira de Distribuicao (CBD)

                         Sales Performance - April 2004



Sao Paulo, May 13th, 2004 - Companhia Brasileira de Distribuicao - CBD [NYSE:
CBD; BOVESPA: PCAR4 (preferred)], the largest retailer in Brazil, announces its sales performance in April 2004 (preliminary and unaudited). Information is presented on consolidated basis and is denominated in Reais, in accordance with Brazilian Corporate Law.


In April 2004, gross sales reached R$ 1,311.1 million, a 17.2% growth over the same period of the previous year. Net sales were 12.7% higher, totaling
R$ 1,065.1 million in the month.


CBD reinforced its leading position in the sector, with sturdy sales of Easter products. Easter's egg sales were approximately 30% higher compared to 2003, strengthening the Company as the major chocolate seller in the country. We also highlight the sales growth of other seasonal Easter's categories, such as chocolate cakes and fishing products, which increased by 25% and 30% respectively.


Same store sales in April grew by 1.2% when compared to the previous year. Same store sales of non-food products rose 8.1%, highlighting the double-digit growth of General merchandise products. The food products sales remained flat. Although the consumption environment remained constrained, number of clients increased on a same store basis, which may indicate market share gains in the period and already reflects CBD's increasingly competitive pricing practices.



Continuing with the integration of Sendas' stores into CDB's operating standards, six Bon Marche hypermarkets and two Sendas stores were converted into Extra format. The results obtained in those stores in April were very positive, showing a double-digit growth in the number of clients as well as in the average ticket when compared to the previous month. It is important to point out that these stores will only be part of the same store basis from February 2005 on.


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
                                                                Gross Sales Performance

               Apr 03    May 03    Jun 03   Jul 03   Aug 03   Sep 03   Oct 03   Nov 03   Dec 03   Jan 04   Feb 04   Mar 04   Apr 04

Same Store      20.0%     8.0%      5.4%     5.0%      7.1%    4.4%     3.6%     0.0%     1.4%     0.6%     2.0%    -3.4%      1.2%
Total Stores    36.6%    23.0%     20.4%     9.8%     11.5%    7.8%     7.1%     2.8%     2.8%     2.0%    16.5%    11.4%     17.2%





Notes: Same Store figures include only stores whose operating period is longer than 12 months.
If adjusted by IPCA (National Consumer Price Index), total sales registered a 11.3% growth when compared to April 2003. On a Same Store basis the performance was negative 3.9%.



COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)
Fernando Tracanella
Investor Relations Director
Daniela Sabbag
Coordinator
Phone: (+55 11) 3886 0421 Fax: (+55 11) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br
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Website:  http://www.cbd-ri.com.br/eng
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Statements included in this report regarding the Company's business prospects, the outlook for operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets andare therefore subject to change.